Exhibit 18
March 5, 2012

Orbitz Worldwide, Inc.
500 West Madison Street
Chicago, Illinois

Dear Sirs/Madams:

We have audited the consolidated financial statements of Orbitz Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 5, 2012, which expresses an unqualified opinion. Note 2 to such financial statements contains a description of your adoption during the year ended December 31, 2011 of the change in date for the annual impairment test for goodwill. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois